Exhibit 1

EXECUTION COPY

VOTING AGREEMENT

THIS STOCKHOLDER VOTING AGREEMENT (this “Agreement”) is made and entered into as of September 7, 2011, by and among PerkinElmer, Inc., a Massachusetts corporation (“Parent”), the undersigned stockholder (“Stockholder”) of Caliper Life Sciences, Inc., a Delaware corporation (the “Company”), and solely with respect to Section 2(c) hereof, the Company.

RECITALS

A.     Concurrently with the execution and delivery hereof, Parent, PerkinElmer Hopkinton Co., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and the Company are entering into an Agreement and Plan of Merger of even date herewith (as it may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), which provides for the merger (the “Merger”) of Merger Sub with and into the Company in accordance with its terms.

B.     Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of such number of shares of each class of capital stock of the Company as is indicated on the signature page of this Agreement.

C.     As a condition and inducement to the willingness of Parent to enter into the Merger Agreement, Parent has required that Stockholder enter into this Agreement.

NOW, THEREFORE, intending to be legally bound, the parties hereby agree as follows:

1.	Certain Definitions.

(a)     Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement. For all purposes of and under this Agreement, the following terms shall have the following respective meanings:

“Constructive Sale” means with respect to any security, a short sale with respect to such security, entering into or acquiring a derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security or entering into any other hedging or other derivative transaction that has the effect of either directly or indirectly materially changing the economic benefits or risks of ownership of such security.

“Shares” means (i) all shares of capital stock of the Company owned, beneficially or of record, by Stockholder as of the date hereof, and (ii) all additional shares of capital stock of the Company acquired by Stockholder, beneficially or of record, during the period commencing with the execution and delivery of this Agreement and expiring upon the termination of this Agreement in accordance with Section 8 (the “Term”).

“Transfer” means, with respect to any security, the direct or indirect assignment, sale, transfer, tender, exchange, pledge, hypothecation, or the grant, creation or suffrage of a lien, security interest or encumbrance in or upon, or the gift, grant or placement in trust, or the Constructive Sale or other disposition of such security (including transfers by testamentary or intestate succession, by domestic relations order or other court order, or otherwise by operation of law) or any right, title or interest therein (including any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise), or the record or beneficial ownership thereof, and each agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing.

2.	Transfer and Voting Restrictions.

(a)	At all times during the Term:

i.	Stockholder shall not, except in connection with the Merger, pursuant to the terms of any trading plan adopted pursuant to Rule 10b5-1 under the Exchange Act that is in effect as of the date of this Agreement and set forth on Schedule A hereto or as permitted by the immediately following sentence, Transfer or suffer a Transfer of any of the Shares. Notwithstanding the immediately preceding sentence, the Stockholder may transfer Shares for bona fide estate planning purposes to his or her spouse, child (natural or adopted), or any other direct lineal descendant of the Stockholder (or his or her spouse) (all of the foregoing collectively referred to as “family members”), or to any custodian or trustee of any trust, partnership or limited liability company for the benefit of, or the ownership interests of which are owned wholly by, the Stockholder or any such family members, provided that, before any such Transfer permitted by this sentence, the transferee executes and delivers to the Parent a form of this Agreement providing that such transferee shall be bound by the same terms and conditions with respect to such Shares that the Stockholder is bound by pursuant to this Agreement.

ii.	Except as otherwise permitted by this Agreement or by order of a court of competent jurisdiction, Stockholder will not commit any act that could reasonably be expected to restrict or affect, or has the effect of restricting or affecting, Stockholder’s legal power, authority and right to vote all of the Shares then owned of record or beneficially by Stockholder or otherwise prevent or disable Stockholder from performing any of his/hers/its obligations under this Agreement. Without limiting the generality of the foregoing, except for this Agreement and as otherwise permitted by this Agreement, Stockholder shall not enter into any voting agreement with any person or entity with respect to any of the Shares, grant any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of the Shares, deposit any of the Shares in a voting trust or otherwise enter into any agreement or arrangement with any person or entity restricting Stockholder’s legal power, authority or right to vote the Shares in favor of the approval of the Proposed Transaction (as defined in Section 3(a) hereof).

iii.	Stockholder understands and agrees that if Stockholder attempts to Transfer, vote or provide any other person with the authority to vote any of the Shares other than in compliance with this Agreement, the Company shall not, and Stockholder hereby unconditionally and irrevocably instructs the Company to not, (i) permit any such Transfer on its books and records, (ii) issue a new certificate representing any of the Shares, or (iii) record such vote, unless and until such Stockholder shall have complied with the terms of this Agreement.

3.	Agreement to Vote Shares.

(a)     During the Term, at every meeting of the stockholders of the Company called, and at every adjournment or postponement thereof, Stockholder (in Stockholder’s capacity as such) shall appear at the meeting or otherwise cause the Shares to be present thereat for purposes of establishing a quorum and, to the extent not voted by the persons appointed as proxies pursuant to this Agreement, vote (i) in favor of the adoption and approval of the Merger Agreement (the “Proposed Transaction”), (ii) against the approval or adoption of any proposal made in opposition to, or in competition with, the Proposed Transaction, and (iii) against any of the following (to the extent unrelated to the Proposed Transaction): (A) any merger, consolidation or business combination involving the Company or any of its subsidiaries other than the Proposed Transaction; (B) any sale, lease or transfer of all or substantially all of the assets of the Company or any of its subsidiaries; (C) any reorganization, recapitalization, dissolution, liquidation or winding up of the Company or any of its subsidiaries; or (D) any other action that is intended, or could reasonably be expected, to result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or of Stockholder under this Agreement or otherwise impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the Proposed Transaction (each of (ii) and (iii), a “Competing Transaction”).

(b)     If Stockholder is the beneficial owner, but not the record holder, of the Shares, Stockholder agrees to take all actions necessary to cause the record holder and any nominees to vote all of the Shares in accordance with Section 3(a).

4.	Grant of Irrevocable Proxy.

(a)     Stockholder hereby irrevocably appoints Parent and each of its executive officers or other designees (the “Proxyholders”) as Stockholder’s proxy and attorney-in-fact (with full power of substitution and re-substitution) solely with respect to the matters set forth in Section 3(a), and grants to the Proxyholders full authority, for and in the name, place and stead of Stockholder, to vote the Shares, to instruct nominees or record holders to vote the Shares, or grant a consent or approval in respect of such Shares, in each case in accordance with Section 3(a) hereof and, in the discretion of the Proxyholders with respect to any proposed adjournments or postponements of any meeting of Stockholders at which any of the matters described in Section 3(a) hereof is to be considered.

(b)     Stockholder hereby revokes any proxies heretofore given by Stockholder in respect of the Shares.

(c)     Stockholder hereby affirms that the irrevocable proxy set forth in this Section 4 is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of Stockholder under this Agreement. Stockholder hereby further affirms that the irrevocable proxy is coupled with an interest, is intended to be irrevocable in accordance with the provisions of Section 212 of the Delaware General Corporation Law, and may under no circumstances be revoked during the Term. The irrevocable proxy granted by Stockholder herein is a durable power of attorney and shall survive the dissolution, bankruptcy or incapacity of Stockholder.

(d)     Notwithstanding anything to the contrary provided in this Agreement, this proxy shall only be effective if Stockholder fails to appear, or otherwise fails to cause the Shares to be counted as present for purposes of calculating a quorum, at a meeting of the stockholders of the Company that occurs during the Term and at which any of the matters set forth in Section 3(a) are to be considered, and to vote the Shares in accordance with Section 3(a) at such meeting, and the parties hereto hereby acknowledge that the proxy granted hereby shall not be effective for any other purpose. The Proxyholders may not exercise this irrevocable proxy on any matter except as provided above, and Stockholder may vote the Shares on all other matters.

(e)     Parent may terminate this proxy at any time by written notice to Stockholder. For the avoidance of doubt, this proxy shall terminate, without the requirement of any further action, upon the termination of this Agreement in accordance with Section 8.

5.     No Solicitation. During the Term, Stockholder shall not directly or indirectly, (a) solicit, initiate, propose, knowingly encourage or knowingly facilitate any inquiries or the making of any proposal or offer that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, (b) enter into, continue or otherwise participate in any communications, discussions or negotiations regarding, furnish to any person any information or data with respect to, assist or participate in any effort or attempt by any person with respect to, or otherwise cooperate in any way with, any Acquisition Proposal, (c) adopt, approve or recommend, or propose to adopt, approve or recommend, any Acquisition Proposal or (d) enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar agreement constituting or relating to, or that could reasonably be expected to lead to, any Acquisition Proposal.

6.     Action in Stockholder Capacity Only. Stockholder is entering into this Agreement solely in Stockholder’s capacity as a record holder and beneficial owner, as applicable, of Shares and not in any other capacity, including if applicable as a director or officer of the Company. Nothing herein shall limit or affect Stockholder’s ability to act as an officer or director of the Company or in any other capacity. Nothing herein shall be construed to prohibit, limit or restrict any actions by any Affiliate or direct or indirect owner of the Stockholder, or any of their respective officers, directors, or employees, in each case not acting as such on behalf of the Stockholder, including exercising rights under the Merger Agreement. Without limiting the generality of the foregoing, Parent acknowledges that a member of the Company Board of Directors is affiliated with a Stockholder and that such person in his capacity as a member of such Board may in the exercise of his fiduciary duties and to the extent permitted by the Merger Agreement, take actions that would violate this Agreement if such actions were taken by the Stockholder.

7.      Representations and Warranties of Stockholder. Stockholder hereby represents and warrants to Parent as follows:

(a)     (i) Stockholder is the beneficial or record owner of the shares of capital stock of the Company indicated on the signature page of this Agreement free and clear of any and all pledges, liens, security interests, mortgage, claims, charges, restrictions, options, title defects or encumbrances, other than restrictions on transfer imposed by the securities laws; and (ii) Stockholder does not beneficially own any securities of the Company other than the shares of capital stock and rights to purchase shares of capital stock of the Company set forth on the signature page of this Agreement.

(b)     As of the date hereof and for so long as this Agreement remains in effect (including as of the date of the Company Meeting, if it occurs during the Term, which, for purposes of this Agreement, includes any adjournment or postponement thereof), except as otherwise provided in this Agreement, Stockholder has full power and authority to (i) make, enter into and carry out the terms of this Agreement and to grant the irrevocable proxy as set forth in Section 4; and (ii) vote all of the Shares in the manner set forth in this Agreement without the consent or approval of, or any other action on the part of, any other person or entity (including any Governmental Entity). Without limiting the generality of the foregoing, Stockholder has not entered into any voting agreement (other than this Agreement) that is still in effect as of the date of this Agreement with any person with respect to any of the Shares, granted any person any proxy (revocable or irrevocable) or power of attorney with respect to any of the Shares, deposited any of the Shares in a voting trust or entered into any arrangement or agreement with any person limiting or affecting Stockholder’s legal power, authority or right to vote the Shares on any matter.

(c)     This Agreement has been duly and validly executed and delivered by Stockholder and constitutes a valid and binding agreement of Stockholder enforceable against Stockholder in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the rights of creditors generally or by general equitable principles. The execution and delivery of this Agreement and the performance by Stockholder of the agreements and obligations hereunder will not result in any breach or violation of or be in conflict with or constitute a default under any term of any contract to or by which Stockholder is a party or bound, or any judgment, injunction, order, decree, statute, law, ordinance, rule or regulation to which Stockholder (or any of Stockholder’s assets) is subject or bound, except for any such breach, violation, conflict or default which, individually or in the aggregate, would not impair or adversely affect Stockholder’s ability to perform Stockholder’s obligations under this Agreement or render inaccurate any of the representations made herein.

(d)     Except as disclosed pursuant to the Merger Agreement, no investment banker, broker, finder or other intermediary is entitled to a fee or commission from Parent, Merger Sub or the Company in respect of this Agreement or the Merger Agreement based upon any arrangement or agreement made by or on behalf of Stockholder.

(e)     Stockholder understands and acknowledges that Parent and Merger Sub are entering into the Merger Agreement in reliance upon Stockholder’s execution and delivery of this Agreement and the representations and warranties of Stockholder contained herein.

8.      Termination. This Agreement shall terminate and be of no further force or effect whatsoever as of the earlier of (a) such date and time as the Merger Agreement shall have been terminated pursuant to its terms, (b) the Effective Time, (c) the date set forth in any mutual written consent to terminate this Agreement executed by Parent and Stockholder or (d) the date of any modification, supplement, amendment or waiver of the Merger Agreement as in effect on the date hereof that adversely affects the Stockholder; provided, however, that (i) Section 9 shall survive the termination of this Agreement, and (ii) the termination of this Agreement shall not relieve Stockholder from any liability for any material inaccuracy in or breach of any representation, warranty or covenant contained in this Agreement.

9.      Miscellaneous Provisions.

(a)     Amendments. No amendment of this Agreement shall be effective against any party unless it shall be in writing and signed by Parent and Stockholder.

(b)     Waivers. No action taken pursuant to this Agreement, including any investigation by or on behalf of any party, or any failure or delay on the part of any party in the exercise of any right hereunder, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, or covenants contained in this Agreement. The waiver by any party of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder. Any waiver by a party of any provision of this Agreement shall be valid only if set forth in a written instrument signed on behalf of such party.

(c)     Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto and supersedes any prior understandings, agreements or representations by and among the parties hereto, or any of them, written or oral, with respect to the subject matter hereof.

(d)     Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of Delaware.

(e)     Submission to Jurisdiction. Each of the parties hereto (a) consents to submit itself to the exclusive personal jurisdiction of the Delaware Court of Chancery, New Castle County, or if that court does not have jurisdiction, a federal court sitting in the State of Delaware in any action or proceeding arising out of or relating to this Agreement or any of the other transactions contemplated by this Agreement, (b) agrees that all claims in respect of such action or proceeding may be heard and determined in any such court, (c) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (d) agrees not to bring any action or proceeding arising out of or relating to this Agreement or any of the transaction contemplated by this Agreement in any other court. Each of the parties hereto waives any defense or inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto. Any party hereto may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 9(n) of this Agreement. Nothing in this Section 9(e), however, shall affect the right of any party to serve legal process in any other manner permitted by law.

(f)     WAIVER OF JURY TRIAL. EACH OF PARENT AND THE STOCKHOLDER HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF PARENT OR THE STOCKHOLDER IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

(g)     Attorneys’ Fees. In any action at law or suit in equity with respect to this Agreement or the rights of any of the parties, the prevailing party in such action or suit shall be entitled to receive its reasonable attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

(h)     Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void, except that Parent, without obtaining the consent of any other party, shall be entitled to assign this Agreement or all or any of its rights hereunder solely to a wholly-owned subsidiary of Parent, provided that Parent shall remain liable for all of its obligations under this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns.

(i)     No Third Party Beneficiaries. This Agreement is not intended, and shall not be deemed, to confer any rights or remedies upon any other person other than the parties hereto and their respective successors and permitted assigns, to create any agreement of employment with any person or to otherwise create any third-party beneficiary hereto.

(j)     Further Assurances. Stockholder agrees to cooperate fully with Parent and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by Parent to evidence or reflect the transactions contemplated by this Agreement and to carry out the intent and purpose of this Agreement. Stockholder hereby agrees that Parent may publish and disclose in all filings made by Parent with the SEC relating to the Proposed Transaction, such Stockholder’s identity and ownership of Shares and the nature of such Stockholder’s commitments, arrangements and understandings under this Agreement and may further file this Agreement as an exhibit in any filing made by Parent with the SEC relating to the Proposed Transaction; provided that the Stockholder shall have a reasonable right to review and comment on any such filing that identifies the Stockholder by name (it being understood that in no event shall the Parent be required to delay any such filing past the time it is required to be filed with the SEC). Stockholder agrees to notify Parent promptly of any additional shares of capital stock of the Company of which Stockholder becomes the record or beneficial owner during the Term.

(k)     No Ownership Interest. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to Stockholder, and this Agreement shall not confer any right, power or authority upon Parent or any other person to direct Stockholder in the voting of any of the Shares, except as otherwise provided herein.

(l)     Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

(m)   Time of Essence. Time is of the essence with regard to all dates and time periods set forth or referred to in this Agreement.

(n)     Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

(o)     Notices. All notices and other communications hereunder shall be in writing and shall be deemed delivered (i) four business days after being sent by registered or certified mail, return receipt requested, postage prepaid, or (ii) one business day after being sent for next business day delivery, fees prepaid, via a reputable nationwide overnight courier service, in each case to the intended recipient at the following address (or at such other address for a party as shall be specified by like notice): (i) if to Parent, to the address provided in the Merger Agreement, including to the persons designated therein to receive copies; and (ii) if to Stockholder, to Stockholder’s address shown below Stockholder’s signature on the last page hereof. Any party to this Agreement may give any notice or other communication hereunder using any other means (including personal delivery, messenger service, telecopy, ordinary mail or electronic mail), but no such notice or other communication shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended.

(p)     Counterparts and Signature. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement may be executed and delivered by facsimile or “PDF” transmission.

(q)     Headings. The headings contained in this Agreement are for the convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(r)     Interpretation. When reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against any party. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” As used in this Agreement, the term “person” means any individual, corporation, partnership, joint venture, association, trust, limited liability company, unincorporated organization or other entity. As used in this Agreement, references to any “agreement” to which a person is bound means any contract, agreement, instrument, obligation, undertaking, lease, license, arrangement, commitment or understanding, whether written or oral, in each case that is or purports to be legally binding on such person and as it may be amended or otherwise modified from time to time. No summary of this Agreement prepared by any party shall affect the meaning or interpretation of this Agreement.

(s)     Legal Representation. This Agreement was negotiated by the parties with the benefit of legal representation and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any party shall not apply to any construction or interpretation thereof.

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IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first above written.

PARENT: PERKINELMER, INC.	STOCKHOLDER: THE BERWIND COMPANY LLC

/s/ Joel Goldberg	/s/ Van Billet
By: Joel Goldberg Its: SVP, General Counsel & Secretary	By: Van Billet Its: Vice President Address:

c/o Berwind Corporation

3000 Centre Square West

1500 Market Street

Philadelphia, PA 19102

With respect to Section 2(c) only: COMPANY: CALIPER LIFE SCIENCES, INC. /s/ Stephen Creager By: Stephen Creager Its: Senior Vice President & General Counsel

Telephone:    (___) _____-________

Facsimile:     (215) 563-4489

E-Mail Address:     ___________________

Shares Beneficially Owned by Stockholder:

3,150,000 shares of Company Common Stock

0               Options to acquire Company Common Stock

0               Restricted Stock Units to acquire Company Common Stock